September 26, 2007

Mail Stop 3561

By U.S. Mail and facsimile to (720) 977.4307

Mr. Larry A. Mizel
Chief Executive Officer
MDC Holdings, Inc.
4350 South Monaco Street, Suite 500
Denver, CO 80237

> **Re:** **MDC Holdings, Inc.**
> **Definitive 14A**
> **Filed April 27, 2007**
> **File No. 001-08951**

Dear Mr. Mizel:

We have limited our review of your definitive proxy statement to your executive compensation disclosure and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Processes and Procedures Utilized in Determining 2006 executive Compensation, page 14

1. We note your benchmarking activities. If you have benchmarked different elements of your compensation against different benchmarking groups, please identify the companies that comprise each group. Refer to Item 402(b)(2)(xiv) of Regulation S-K. In addition, please disclose the actual percentiles for total compensation, and each benchmarked element of compensation, in the most recently-ended fiscal year. Include a discussion of where you target each element of compensation against the peer companies and where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why.

Compensation Philosophy and Objectives, page 15

2. Your current disclosure identifies four named executive officers. Please provide disclosure related to your principal executive officer, principal financial officer and your "three most highly compensated executive officer other than the PEO and PFO" or discuss why it is unnecessary to do so. Refer to Item 402(a)(3) of Regulation S-K.

Elements of Compensation, page 16

3. Throughout your Compensation Discussion and Analysis and as to each compensation element, please provide an analysis of how you arrived at and why you paid each particular level and form of compensation for 2006. For example, the specific bases for the current salary levels of your named executive officers, other than Mr. Mizel and Mr. Mandarich (who are governed by employment agreements), are not disclosed. As another example, we note limited analysis on page 19 of how your option and restricted stock awards were determined. Although your disclosure provides some general information relating to these forms of compensation, please provide more detailed analysis and insight into how the committee makes actual payout determinations. Refer to paragraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K. Please revise your Compensation Discussion and Analysis to disclose the specific factors considered by the committee in ultimately approving particular pieces of each named executive officer's compensation package and describe the reasons why the committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions. Refer to Item 402(b)(1)(v) of Regulation S-K.

Base Salary, page 17

4. You indicate that "company management" provides recommendations to the compensation committee. Please identify the persons encompassed by the term "company management." Refer to Item 402(b)(2)(xv) of Regulation S-K. Further, please discuss the resources, including third-parties, management uses to formulate its recommendations. Refer to Item 402(b)(2)(xv) of Regulation S-K.

Employment Agreements, page 20

5. The descriptions of the employment agreements starting on page 20 is somewhat dense and relies too heavily on the use of legalistic and boilerplate descriptions of many of the terms of the agreements. Please give appropriate consideration to concentrating this information into concise disclosure of the material concepts that underlie these agreements and present your disclosure in a fashion that is readily understandable and that fits reasonably within your overall compensation discussion. Refer to Section VI of Commission Release 33-8732.

Summary Compensation Table, page 24

6. As noted in Section II.B.1 of Commission Release 33-8732A, the Compensation Discussion and Analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers. Please provide a more detailed analysis of how and why the compensation of Mr. Mizel differs so widely from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, please discuss on an individualized basis. Similar disclosure should be provided for Mr. Mandarich.

Potential Payments Upon Termination or Change in Control, page 28

7. Where appropriate, please disclose how the appropriate payment and benefit levels are determined for purposes of termination and severance packages. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K. Also disclose in the Compensation Discussion and Analysis how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.

Review of Transactions with Related Persons, page 34

8. Please specifically disclose your policies with respect to related person transactions. Refer to Item 404 of Regulation S-K.

Mr. Larry A. Mizel
MDC Holdings, Inc.
September 26, 2007
Page 4

Please respond to our comments by October 26, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3314 with any questions.

Sincerely,

Daniel Morris
Attorney-Advisor